Mail Stop 3561

September 11, 2006

Mr. Jeffrey Forgan
Chief Financial Officer
Sharper Image Corporation
350 The Embarcadero, 6th Floor
San Francisco, CA 94105

  Re: **Sharper Image Corporation**
    Form 10-K for the Fiscal Year Ended January 31, 2006
    Filed May 1, 2006
    File No. 0-15827

Dear Mr. Forgan:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Michael Moran
            Branch Chief